Testing the Waters Communications

YouTube Videos (Co-CEO and Cofounder Ikenna Obi's YouTube Channel)

- https://www.youtube.com/watch?v=1iK00MJzJpQ
- https://www.youtube.com/watch?v=7T9mUl8BqQM
- https://www.youtube.com/watch?v=Hcm3d_0egBw
- https://www.youtube.com/watch?v=c8BDF_mLmBU
- https://www.youtube.com/watch?v=BflFKKrLkp4

Marketing Emails Mentioning Wefunder

SUBJ: Fluyo is Here!

Happy New Year Fluyans!

Fluyo is live on iOS and Android!

Download iOS! https://apps.apple.com/gb/app/fluyo/id1524967327
Download Android! https://play.google.com/store/apps/details?id=com.fluyo&hl=en_US

To celebrate, Ikenna has created an epic video about what the journey to launch has been like for him. It's been a wild ride, and we're still just getting started. We'll be launching more courses, games, and features constantly, but we're thrilled to have you finally join us in the world of Fluyo, and we can't wait to build the future of Fluyo together.

To celebrate launch we're rolling out a **launch week special** you won't want to miss. Sign up for our annual Fluyo Premium plan by **January 10**, and lock in your discounted price **for life**. No matter what happens—10,000% inflation, or even if a big, scary Bhirav (🦏) takes us over — your rate stays at **$39** a year. That's cheaper than just four months at the regular monthly price!

For our Kickstarter backers - if you redeem your rewards this week, we'll lock in this deal for you too. You'll receive your reward code after the iOS release. To our lifetime backers, I just wanted to let you know that your lifetime access also includes at-cost or free access to our AI tier which will be launching this Spring.

To our Wefunder investors - you'll receive your perks once we begin to close your investment, which will be in about three weeks.

Here's where our languages are currently at in the app:

Full Support With Wayfinder Lessons:
Japanese Beginner
Japanese Kana
Spanish Beginner
Korean Beginner First Half
German Beginner

Full Support without Wayfinder Lessons:
Spanish Full Course
French Full Course
Korean Full Course

Coming this Month:
Japanese Intermediate with Wayfinder Lessons
Spanish Intermediate Wayfinder Lessons
French Beginner Wayfinder Lessons
Korean Beginner Wayfinder Lessons
Korean Hangeul Course and Wayfinder Lessons

Partial Support:
Chinese
Russian
Italian
Portuguese
Dutch

If you've been keeping up with our secret letters, reply to this email with the four letters in order and we'll send you a code for one month of premium on us! It may take a few days for us to get everyone sorted out. If you need the images again, you can find all four in our Discord here. https://discord.com/channels/1127149292826673152/1127149293665517600/1324586478633746513

Happy Learning!

- Zack

Co-CEO, Fluyo

SUBJ: Fluyo is Live on Android!

Happy New Year Fluyans!

Fluyo is live on the Google Play store! We'll launch on iOS as soon as Apple is done with their app review process (they took the day off today, apparently).

Here's where our languages are currently at:

Full Support With Wayfinder Lessons:
Japanese Beginner
Japanese Kana
Spanish Beginner
Korean Beginner First Half
German Beginner

Full Support without Wayfinder Lessons:
Spanish Full Course
French Full Course
Korean Full Course

Coming this Month:
Japanese Intermediate with Wayfinder Lessons
Spanish Intermediate Wayfinder Lessons
French Beginner Wayfinder Lessons
Korean Beginner Wayfinder Lessons
Korean Hangeul Course and Wayfinder Lessons

Partial Support:
Chinese
Russian
Italian
Portuguese
Dutch

We'll be launching more courses, games, and features constantly. We're thrilled to have you join us in the world of Fluyo, and we can't wait to build the future of Fluyo together.

To celebrate launch we're rolling out a **launch week special** you won't want to miss. Sign up for our annual Fluyo Premium plan by **January 10**, and lock in your discounted price **for life**. No matter what happens—10,000% inflation, or even if a big, scary Bhirav (🐿) takes us over

— your rate stays at **$39** a year. That's cheaper than just four months at the regular monthly price!

For our Kickstarter backers - if you redeem your rewards this week, we'll lock in this deal for you too. You'll receive your reward code after the iOS release. To our lifetime backers, I just wanted to let you know that your lifetime access also includes at-cost or free access to our AI tier which will be launching this Spring.

To our Wefunder investors - you'll receive your perks once we begin to close your investment, which will be in about three weeks.

If you've been keeping up with our secret letters, you'll find the fourth and final one in this email. Reply to this email with the four letters in order and we'll send you a code for one month of premium on us! It may take a few days for us to get everyone sorted out.

Happy Learning!

- Zack

Co-CEO, Fluyo

SUBJ: Fluyo launching tomorrow!

Fluyans - it's happening.

Fluyo launches tomorrow, and if you can find all four secret letters, you're going to be swimming with one month of premium on me.

But wait! There's more!

YOLOYK? - You only launch once, you know?

So we're making a launch week special offer that will be the best one ever. If you sign-up for Fluyo Premium's annual plan by January 10th, you'll lock in your discounted price for life. 10,000% inflation? You pay the same price. Fluyo gets bought by some big scary corporation? Same price. And, it's only $39 - that's cheaper than 4 months at the regular monthly price.

So what is Fluyo Premium all about? Well, you'll get exclusive items, paid rewards, and unlimited new lessons every day.

Think you'll stay free anyway? You can play free and still learn a ton. You'll be able to unlock two new lessons per day, and practice the old ones and play games you've unlocked as much as you want. Don't worry by the way, we've made the first 20 or so lessons free for everyone - so you'll have a lot of ground to cover early on.

With the launch tomorrow, I'll have more details on all the epic stuff we're building and launching in the future - and it's all yours for the same price forever if you join the fun during launch.

- Zack

Fluyo, Co-CEO

P.S. Have you found all 3 letters so far? Reply with what you think the fourth one will be. Is that a hint for tomorrow's letter?

SUBJ: Big Fluyo Launch News!

Hi Fluyans!

I've got a big Fluyo launch announcement for you - but it's not what you were hoping for. We're pushing the launch back one week to December 19th. We're taking the extra week to wipe out bugs and make sure we've got a smooth roll out.

On that front, the launch date remains the same for our Kickstarter backers! They'll be our guinea dolphins making sure everything is working for the rest of you.

On top of that news, I've got a new video for you on my YouTube channel (you can watch that here:) with some exciting news outside of just Fluyo.

Finally, I want to thank 813 of you for investing nearly $600,000 in Fluyo through our Wefunder campaign (link). Your support means the world to me and the rest of the Fluyo team, and I'm thrilled to have you join us for the journey.

Thanks, and see you all in Fluyo on December 19th!

- Ikenna

SUBJ: Wefunder and Launch

Hi Fluyans!

The Fluyo launch is just around the corner! If you haven't heard yet, we'll be launching on a Freemium model aimed at keeping all of our users (free and paid) engaged. You can get all those juicy details here: https://www.kickstarter.com/projects/550782470/fluyo/posts/4253005

Just like any company, our pricing and premium benefits will change over time. If the thought of worrying about all that bothers you, you're in luck. For the last time ever, we're offering lifetime premium access as a Wefunder investment perk.

Wefunder Investors at the $2,500 tier will get lifetime premium access for themselves and a friend or family member. You can find our Wefunder campaign here: https://wefunder.com/fluyo

If you haven't invested through Wefunder, but you're still thinking about it, click the "Watch For Updates" button on the Wefunder page to get all of our investor updates, since we'll be transitioning to app launch updates in these emails.

In just a few days you'll start hearing all about our launch details. We can't wait for you to try out everything we've been building.

- Ikenna

SUBJ: Thank you Fluyans!

Holy cow!

We've already had over $300,000 invested on Wefunder. Thank you so much for all your support!

If you haven't invested yet, I'd be thrilled to have you join Fluyo's future. The team is aiming to reach $500k by the end of Monday so that we can get some extra promotion from the Wefunder team. You can find the campaign here:

https://wefunder.com/fluyo

Thank you all again for your support of me and the dream we're building at Fluyo.

- Ikenna

P.S.

We've had a few common questions from our investors, so here's those answered ahead of time:

- **When you invest through Wefunder you're buying ownership in Fluyo's business.** That means that you'll profit from Fluyo's future success through an increase in the value of the company and through any profits paid out to shareholders. *For reference, Duolingo is valued ~$14B, 622x higher than Fluyo's valuation cap.*
- We're specifically raising through a SAFE at a $25M valuation cap. That means that **your investment will buy a portion of the company relative to the valuation cap or better.** There's a small chance with a SAFE that you get a better price than the valuation cap. You can learn more about SAFEs here:https://wefunder.com/faq/securities.
- **Investors outside the US can invest** (excluding some parts of Canada) – here's Wefunder's guide:https://help.wefunder.com/154992-linked/international-investor-guide.

SUBJ: Fluyo's Wefunder is Live!

Fluyo's Wefunder campaign is live!

You can find the campaign here.

When you invest through Wefunder you're buying ownership in Fluyo's business. That means that you'll profit from Fluyo's future success through an increase in the value of the company and through any profits paid out to shareholders.

On top of the ownership in Fluyo that you'll get for investing, we're giving out perks to investors. Here's the list:

$250+

- In-game exclusive Wefunder dolphin skin, Three months of Fluyo Premium

$500+
- In-game exclusive Wefunder dolphin skin, Six months of Fluyo Premium for you and a friend or family member

$1,000+
- In-game exclusive Wefunder dolphin skin, 1 year of Fluyo Premium for you and a friend or family member

$2,500+
- In-game exclusive Wefunder dolphin skin, Lifetime access to Fluyo for you and a friend or family member, annual Wefunder investor call access

$5,000+
- Everything above plus a Fluyo dolphin plushy and Quarterly Wefunder investor call access

$10,000+
- Everything above plus Milestone calls with Zack and Ikenna (health permitting)

$50,000+
- Everything above plus Membership in Fluyo's Slack workspace

$100,000+
- Everything above plus an open line for conversations with Fluyo's leadership team

We've gotten a few questions from our early bird investors (*who have already invested over $75k!*), so here's those answered ahead of time:

1. We're specifically raising through a SAFE at a $22.5 - $25M (early bird vs. regular) valuation cap. That means that **your investment will buy a portion of the company relative to the valuation cap or better.** There's a small chance with a SAFE that you get a better price than the valuation cap. You can learn more about SAFEs here: https://wefunder.com/faq/securities. *For reference, Duolingo is valued ~$14B, 622x higher than Fluyo's valuation cap.*
2. **Investors outside the US can invest** (excluding some parts of Canada) – here's Wefunder's guide: https://help.wefunder.com/154992-linked/international-investor-guide.

I can't thank you enough for all the support that you've given me and Fluyo over the past few years, and I can't wait to have so many of you become a part of Fluyo's future.

- Ikenna

SUBJ: Invest in Fluyo Tomorrow!

Hi Fluyan!

Fluyo's Wefunder campaign goes live tomorrow at 11:30am US Eastern, and I couldn't be more excited to invite you to invest in Fluyo's future.

If you've missed the news so far, this campaign will let you purchase actual ownership in Fluyo. On top of the ownership in Fluyo that you'll get for investing, we're giving out perks to investors like premium access to Fluyo, exclusive skins, and attendance at our investor calls.

Investing isn't just about perks though. If you decide to invest, you'll be joining our team for the long haul, so it's important that you believe in what Fluyo is building and trust in our future success. Here are some highlights from Fluyo's Wefunder pitch:

- **Launching 12/12/24**: We're launching Fluyo on iOS and Android on December 12, 2024, targeting $2.5 million in revenue with our go-to-market strategy. If we succeed, we'll be one of the fastest growing startups ever 🚀.
- **Beating the owl**: We're aiming to be 10x better than Duolingo across the board, and our beta users think we're well on our way. Beating the competition isn't everything, but it's a good sign that we're doing the right thing.
- **Stacking the deck**: Fluyo's entire team is made up of polyglots and language learners, and led by former founders. We've done this before and we're working hard to make something that we truly love.

If you want to learn more about the reasons to invest in a startup like Fluyo, head to Wefunder's FAQ for tons of great info: [Why should I invest in startups?](#)

I also have to share a big thank you to our early bird investors who have already invested over $50,000.

Thank you all so much for your support so far.

- Ikenna

p.s. Reply to this email with the reason you're most excited for Fluyo for a chance to be featured in the Wefunder campaign. Be sure to include a name for us to use.

SUBJ: Thank you Early Birds!

Hi Early Bird!

We've had a phenomenal response from our early birds and I can't thank you all enough. There are only 150 of you, but we've made it all the way past $50,000 raised. That's a huge milestone for Fluyo, and your support for what we're building is incredibly rewarding.

For those of you that haven't had a chance to visit the campaign yet, our early bird terms are still available!

Zack received quite a few questions about investing from outside the United States - if that applies to you, you can Wefunder's guide here: https://help.wefunder.com/154992-linked/international-investor-guide

Thanks again for all your support, and the Fluyo team is thrilled to have you as our partners.

- Ikenna

SUBJ: You're an early bird!

Hi Fluyan!

You've been selected to receive early access to Fluyo's Wefunder campaign!

You can find the campaign here.

As an early bird, you'll get a **discount on the valuation of the company.** Essentially, that means that you **get more shares for your money.**

In addition to the ownership in Fluyo that you'll get for investing, we're giving out perks to investors. Here's the list:

$250+
- In-game exclusive Wefunder dolphin skin, Three months of Fluyo Premium

$500+
- In-game exclusive Wefunder dolphin skin, Six months of Fluyo Premium for you and a friend or family member

$1,000+
- In-game exclusive Wefunder dolphin skin, 1 year of Fluyo Premium for you and a friend or family member

$2,500+
- In-game exclusive Wefunder dolphin skin, Lifetime access to Fluyo for you and a friend or family member, annual Wefunder investor call access

$5,000+
- Everything above plus a **Fluyo dolphin plushy** and Quarterly Wefunder investor call access

$10,000+
- Everything above plus Milestone calls with Zack and Ikenna (health permitting)

$50,000+
- Everything above plus Membership in Fluyo's Slack workspace

$100,000+
- Everything above plus an open line for conversations with Fluyo's leadership team

If you have any questions about investing, feel free to email Zack (Fluyo's Co-CEO) at zack@fluyoapp.com.

- Ikenna

SUBJ: 3 Days til Fluyo's Wefunder Goes Live!

Hey Fluyan,

The wait is almost over! Fluyo's Wefunder campaign goes live this Thursday, and we couldn't be more excited to invite you into our team. Here are Fluyo's highlights:

- **Launching 12/12/24**: We're gearing up to launch on December 12, 2024, targeting $2.5 million in revenue with our go-to-market strategy.
- **Beating the owl**: We're aiming to be 10x better than Duolingo across the board, and our beta users think we're well on our way.
- **A Team of Passionate Polyglots**: Fluyo's entire team is made up of polyglots and language learners, and led by former founders.

Due to the overwhelming interest we've received, investment opportunities might become limited—we have a legal cap on the amount we can raise through this campaign. If you want a chance at getting access to the campaign **tomorrow,** reply to this email with **"early bird"**. This also helps ensure our future updates reach your inbox.

I can't wait to have you join our team on our mission to make people fluent. See you Thursday (or tomorrow, early birds).

- Ikenna

SUBJ: You can officially invest in Fluyo

Hey Fluyan 🦥!

I've got some **good news for you**.

A few weeks ago, you signed up for updates around our Wefunder campaign where you can invest in Fluyo.

And it's official: **we're officially launching our Wefunder campaign next Thursday, November 14th.**

Here's what you need to know:

1. Our Wefunder campaign will officially go live next **Thursday, November 14th**. We'll send you the link as soon as it does.
2. **Reply to this email with "early bird" or a "🚀"**, and you'll have a chance to access the campaign first on Tuesday, November 12th, at a **special, discounted valuation and perks**.
3. Only about 10% of our sign-ups for the campaign mentioned that they had used Wefunder before, so **I made this loom to show you how it works**. Check it out to learn more about the platform and how to invest.

This has been a special journey, and I can't wait to have you join me on it.

See you next week.

- Ikenna

P.S. Don't forget to reply with a "🚀"!

Subj: Big Announcement from Fluyo
Subj: The Future of Fluyo
Subj: Fluyo is changing

Hey! It's Ikenna.

This time with a **big announcement about Fluyo's future**.



The Fluyo team is really excited for our launch in December, and we're making sure we have everything we need to make the experience amazing for you all, both at launch and in the months to follow.

To make that happen, we're bringing on some investors to join us on the Fluyo journey. But instead of going the traditional route with only institutional investors, we thought it'd be awesome to give **you**, our incredible community, **the chance to own a piece of Fluyo.**

Please fill out this form if you interested in investing

In pursuit of that goal, we're strongly considering raising funds through something called equity crowdfunding. Through that process, you'd have the opportunity to purchase actual shares in Fluyo. **That means you could join us not just as a learner, but as an investor and co-owner!**

If we do move forward with this, **there might be limited spots available**. Our Kickstarter backers and my YouTube community have already shown a lot of interest, and there's a cap on how much funding we can raise this way.

Again, If you're interested in the idea of purchasing shares of Fluyo, <u>let us know through this form</u>. We'll be giving everyone who completes the form the **earliest notice** that we're moving forward and **the first opportunity to invest**.



That's all I have for you today, but if we decide to move forward we'll move quickly, so **make sure you indicate your interest if you want early updates**.

It's important to mention: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

In the meantime, take care, and get ready for **more exclusive Fluyo sneak peeks coming your way next Tuesday**!

Thank you so much for your support, for believing in my/the team's vision all these years and I'm ridiculously excited to launch Fluyo and have it become the best language learning app in the world. Bar none.

- Ikenna

Kickstarter Posts Mentioning Wefunder

Premium Pricing + Wefunder

Hi Fluyans 🫕!

First things first, our Wefunder has officially launched! You can find it here: https://wefunder.com/fluyo/

When you invest through Wefunder you're buying ownership in Fluyo's business. That means that you'll profit from Fluyo's future success through an increase in the value of the company and through any profits paid out to shareholders. Check out the Wefunder campaign for more info.

With that announcement out of the way, let's look at what your Premium tier will look like inside Fluyo!

All the pricing details

Quick disclaimer: like all startups, our pricing and feature tiers are likely to change.

For now, Fluyo is launching on a Freemium model, meaning users will be able to play Fluyo for free. **Premium will be priced somewhere around $9.79/mo or $5.70/mo billed annually.**


Sign Up for PREMIUM
Join Fluyo Premium today!
Earn exclusive rewards & have full app access
1 Month Subscription
Monthly auto-renewal
$9.79
20% OFF
1 Year Subscription
$5.79 per month
$69.48

Free users will have a limited number of lessons per day:



382

16028

0/2 Free Lesson Left

UPGRADE

Hotshot
Shakespear

4100 / 13600 XP
Level 13

Continue

Daily Quests

View All ›

16H 45M time left today

Play 2 Recall

Explore 2 Journey


Volcanic Caverns
You'll learn the difference between Ser vs Estar & 10 useful words!
River
Stage 4: The Magma Cave
NEXT
Lesson 2
Words
Switch to
Fluyo PREMIUM
for more lessons!
Purchase

Additionally, Premium users will receive **in-game paid currency** (Gems), **streak freezes**, **exclusive items and skins**, and most importantly, will **go ad-free**. That's right - Fluyo free will have ads, but there's a catch. All of **the ads on Fluyo will be exclusively for Fluyo Premium.**





FLUYO | PREMIUM

- Unlimited Lessons
- Weekly Gems
- Monthly streak freezes
- Remove ads
- Exclusive Premium items

UP FOR THE CHALLENGE, KID?

Start FREE Trial

No thanks



That's all I have for you today! We'll be adding a few more premium features over the weeks following full release, like personalized mistakes decks and unique Journey paths. I'll also mention that we're planning to give you redemption codes for your premium and in-game items, so you can start them whenever you'd like.

See you next week!

- Zack 👻

Fluyo's Wefunder Campaign Launches Next Week

Hey Fluyans 👻!

📢 I've got some general announcements for you today - we'll be back to new feature info next week.

First up, an update from our merch team!

Merch Update: First Batch at Fulfillment Center! 🥳

We're thrilled to announce that our very first batch of Fluyo merchandise has officially arrived at the fulfillment center! Currently, we have 200+ orders lined up and ready for processing, which means your long-awaited merch will be on its way this month.

If you're one of the 200+ backers who completed the survey, you'll receive an email confirming your shipment shortly. For those who haven't completed the survey yet, we'll be processing another batch soon, so please fill it out at your earliest convenience! It helps us record your shipping address and finalize the shipping fee, so we can send your merch as quickly as possible.

Thanks again for all your patience, enthusiasm, and support. We can't wait to see you with your Fluyo merch! 🦊

Next up, I wanted to remind you that **our Wefunder campaign launches next Thursday, November 14th**! During the campaign you'll be able to invest in shares of Fluyo as a company. We've had a ton of interest and we can't thank you all enough.

Finally, in case you missed it, **Fluyo is officially launching on December 12th**!

That's all for now.

Next week we'll talk about Fluyo's pricing at launch!

- Zack

Wefunder Campaign and Fluyo's Official Launch Date

Hey Fluyans 🦊!

A super short update for you today - Ikenna's got some big announcements in his latest video, including details on Fluyo's Wefunder Campaign and Fluyo's official launch date!

[You can find that video here.](#)

That's it! How's that for brevity?

Next week we'll dive further into the details from here to launch!

- Zack

New Video from Ikenna and Important News

Hey Fluyans!

Next week engineering will be starting on a few new features, including the ability to change knowledge levels in the app, a small rework to Recall Master, and an update version of Word lessons. But that's next week. This week, let's go over a few company announcements.

First, in case you missed it, here's an **update on the plushies** from our merch team:

Hey Fluyans!

Plushy Shipping Update:

The partner who creates the plushies, Makeship, will be handling the delivery of your plushies. This means that the shipping costs you previously paid for your plushie will now be covered directly within the plushy price itself.

Here's What This Means for You:

Refund for Plushy Shipping Costs: *If you **only ordered a plushy as an add-on**, you will be receiving a full refund of the shipping cost you paid.*
Automatic Refunds: *We will be processing refunds automatically, so you don't need to take any action.*

Refund Timeline: Please allow up to 2 weeks for the refunds to be processed and reflected in your account.

We appreciate your patience and support as we work to get your Fluyo plushy to you as smoothly and efficiently as possible. Your continued enthusiasm and backing mean the world to us!

General Shipping Update:

We have recently accumulated enough completed orders to send to our manufacturers to begin production. Those finished merch will then be sent to our fulfilment partner, Interfulfiment, which will then be sent to your door. We cannot say an exact timeline for when you will receive your package at your door. But rest assured, we are making sure you get your merchandise ASAP.

If you have any questions or need further assistance, don't hesitate to reach out to our support team at [hello@fluyo.com]

Thank you for being such a crucial part of our journey. We can't wait for you to receive your Fluyo plushy + merchandise!

With gratitude,
The Fluyo Team 🤍

Next, if you haven't seen it yet, **Ikenna's got an important new video** out on his YouTube channel.

As mentioned in the video, **we're strongly considering opening up a community investment round through Wefunder. If we move forward, you'd be able to invest in actual equity shares of Fluyo. If you're interested, please head to this form** and give us some feedback on the idea. And as a necessary legal disclaimer: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

That's all for this week, if you want to chat about this week's update or the items coming next, head to our Discord!

See you next week!
Zack Smith

Recall Master Gets a Refresh & Changing Knowledge Levels (!!) - Beta Weekly Update #7

Hi Fluyans!

The teams been hard at work once again, and we're getting much closer to shipping all the features we've been discussing in these updates. For now though, I have an exciting overview of our changes to Recall Master, and a quick run-through of changing knowledge levels (coming soon).

As always, if you want to chat with me or the rest of the community about these changes, head over to our Discord!

Last, as mentioned last week: **we're strongly considering opening up a community investment round through Wefunder. If we move forward, you'd be able to invest in actual equity shares of Fluyo. If you're interested, please** head to this form **and give us** some feedback on the idea. And as a necessary legal disclaimer: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

With that, let's check out the changes to Recall Master!

Recall Master Gets a Few Tweaks

Recall Master is in a pretty fun spot as is, but we wanted to correct 3 things:

1. Loading times and waiting times are too prevalent compared to actual play time
2. It feels like control is yanked away from you if you aren't fast enough, and that feels pretty disappointing
3. The scoring system is pretty confusing and not well explained by the app

So, what are we doing about it?

There are two major changes:

1. We're moving to a 3-card round instead of a 1-card round
2. We're adding a detailed scorecard screen after each round

Let's take a look at that 3 card round:





Although things don't look all that different, you'll be choosing a hand of 3 cards to send to your opponent, and they'll have to beat your accuracy and speed. You'll get the hand your opponent puts together, meaning you're racing directly against their time!



Answering correctly takes priority over time, so if your opponent makes a mistake while crafting the hand, you'll just need to translate all the cards correctly to win! If you beat their time getting the same number of cards correct, you'll still win!


The King
Jacques
5 +5
Your Hand
Opponent's Results
✓ To Enjoy - profiter - 1 pt ✓
✓ French - français - 2 pt ✓
✓ Extreme - extrême - 2 pt ✓
13.1s Translation Time 12.8s
5 points to Jacques!
Your Results
Opponent's Hand
✓ To Enjoy - profiter - 1 pt ✓
✓ French - français - 2 pt ✓
✓ Extreme - extrême - 2 pt X
14.8s Translation Time 11.3s
5 points to you!
5 +5

Finally, our new scorecard breaks down exactly what happened in the round and makes it easy to see where points are going and why!

Changing Knowledge Levels

Since our beta launched, we've had a ton of you ask to change your knowledge levels. I sincerely apologize that it's taken us this long to begin working on that feature, but it's now coming soon!

The change language screen in general will be getting a UI update (along with most of the navigation screens in the app), and we'll be adding the ability to change your knowledge level front and center!


Your Languages
Current Language
Japanese
Level 21 : Pre Intermediate
Change Level
Full Support
13
21
4
Spanish
Japanese
English
9
German
Add Language
Partial Support
13
21
Korean
Dutch
Add Language

That's it for this week!

If you want to chat about this week's update or the items coming next, head to our Discord!

See you next week!
Zack Smith



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